Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

RECORD DATE FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Please note that the record date for determining the eligibility of the holders of our common shares with a par value of US$0.01 each (the “Common Shares”), to attend and vote at our forthcoming extraordinary general meeting of shareholders (the “General Meeting”) will be as of close of business on Monday, February 1, 2021 (Hong Kong time) (the “Common Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Monday, February 1, 2021 (Hong Kong time). All persons who are registered holders of the Common Shares on the Common Shares Record Date will be entitled to attend and vote at the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs (the “Depositary”), and representing our Common Shares may attend, but may not vote, at the General Meeting. Holders of ADSs as of close of business on Monday, February 1, 2021 (New York time) (the “ADSs Record Date”, together with the Common Shares Record Date, the “Record Date”), will be able to instruct the Depositary as to how to vote the Common Shares represented by such ADSs. Upon the timely receipt of a properly completed ADS voting instruction card, the Depositary will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Common Shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, due to the time difference between Hong Kong and New York, if a holder of ADSs cancels his/her ADSs in exchange for Common Shares on Monday, February 1, 2021 (New York time), such holder of ADSs will not be able to instruct the Depositary as to how to vote the Common Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Common Shares as of the Common Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued and provided to holders of our Common Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, January 18, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.

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